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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CRB Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

400 Kelby Street
(No. and Street)

Fort Lee	NJ	07024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Kelm	201-808-7000 x757	ckelm@crbsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Christopher Kelm, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CRB Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAZZMIN A MERCADO
Commission #50130051
Notary Public, State of New Jersey
My Commission Expires
06/25/2025

Signature: [signature]

Title:
Chief Compliance Officer

[signature] 2.28.2022
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CRB Securities, LLC

SEC # 8-69740

FINANCIAL STATEMENT AS OF DECEMBER 31, 2021 AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Member of CRB Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CRB Securities, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2022

We have served as the Company's auditor since 2018.

CRB Securities, LLC

Statement of Financial Condition
As of December 31, 2021

ASSETS:		
Cash	$	250,739
Prepaid expenses		43,211
TOTAL ASSETS	$	293,950
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable	$	150
Due to Member		126,938
TOTAL LIABILITIES		127,088
EQUITY:		
Member's Equity	$	166,862
TOTAL MEMBER'S EQUITY		166,862
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	293,950

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

CRB Securities, LLC (the "Company") was incorporated in the State of New Jersey and is an introducing broker dealer registered with the Securities and Exchange Commission ("SEC"). The Company is registered with the Financial Industry Regulatory Authority ("FINRA") and is approved by FINRA to provide investment banking and private placement services. On August 5, 2020, the Company received a Certificate of Approval and license from the State of New Jersey Department of Banking and Insurance to perform broker dealer activities including private placement of securities and selling interest in mortgage, receivables, or other asset-based securities as per the approval. The Company is solely owned by Cross River Bank (the "Member").

Effective January 1, 2022, and following a corporate reorganization, the Company became a wholly-owned subsidiary of CRB Group, Inc. and is no longer owned by the Member. The Company does not hold funds or securities for, or owe money or securities to, customers.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts expensed during the reporting period. Actual results could differ from those estimates.

Cash

The Company considers money market funds and all investments purchased with an original maturity of three months or less to be cash equivalents. The Company's cash is held at one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") and at times may exceed federally insured limits. The Company does not hold any restricted cash.

Leases

During 2021, the Company had an expense sharing arrangement with its Member, whereby the Member allocated a percentage of the overall rent expense to the Company based upon occupancy. The Company does not have control over the lease terms. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation.

Income Tax

The Company is a single-member LLC treated as a disregarded entity. The Company is not subject to Federal, state or local taxes.

Recent Accounting Pronouncements

Accounting Updates to be Adopted in 2022

Current Expected Credit Loss ("CECL")

In June 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-13, "Financial Instruments-Credit Losses Instruments (Topic 326) - Measurement of Credit Losses on Financial Instruments." This ASU replaces the incurred loss impairment methodology with the CECL methodology and requires consideration of a broader range of forward looking information to determine credit loss estimates of financial assets (including receivables, loans and commitments, held-to-maturity debt securities and other financial assets).

The standard also prescribes enhanced disclosures related to significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Company's portfolio. It amends existing impairment guidance for available for sale debt securities and purchased financial assets with credit deterioration, whereby credit losses will be recorded as an allowance rather than a reduction of amortized cost. This update enables the reversal of credit impairments in future period based on improvements in credit.

The Company adopted this ASU on January 1, 2022, under a modified retrospective approach. There was no financial impact upon adoption.

3. Contingent Liabilities

As of December 31, 2021, the Company did not have any contingent liabilities that were probable and or reasonably estimable, which would have a material adverse impact on the Company's financial statements. Hence, no loss amount has been recorded in accordance with *ASC 450-10, Contingencies*.

4. Related Party Transactions

During the fiscal year, in accordance with an expense sharing agreement with the Member, the Company recorded an allocation of compensation and benefits and other overhead costs. Total costs allocated to the Company during 2021 were $215,296. The Member also paid certain invoices on behalf of the Company, most of which were settled by the Company. As of December 31, 2021 the intercompany balance owed to the Member was $126,938.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $123,651, which was $115,178 in excess of its required net capital of $8,473. The Company's aggregate indebtedness to net capital ratio was 103%. The Company does not hold customers' cash or securities and, therefore, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to SEC Footnote 74 of the SEC Release No. 34-70073.

6. Concentration Risk

The Company maintains its cash accounts in an FDIC insured bank. The Company does not consider itself to be at risk with respect to its cash balances.

7. Subsequent Events

The Company has evaluated subsequent events for adjustment to or disclosure in the financial statements through the date of this report and the Company has not identified any recordable or disclosable events, in these financial statements or the notes thereto except for:

On July 13, 2021, CRB Group, Inc. was approved by the Federal Reserve Bank of New York to become a financial holding company (an "FHC"). As an FHC, CRB Group, Inc. became eligible to hold the Company as a direct, wholly-owned subsidiary. Therefore, effective January 1, 2022, the Company became a direct, wholly-owned subsidiary of CRB Group, Inc.